UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 7, 2023, Dunxin Financial Holdings Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on August 7, 2023 in the original principal amount of US$700,000.00 (the “Note”), convertible into ADSs, each representing four hundred and eighty (480) ordinary shares, par value US$0.00005 per share, for US$657,500.00 in gross proceeds.

The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve (12) months after the purchase price of the Note is delivered by Purchaser to the Company (the “Closing Date”). The Note includes an original issue discount of $32,500.00 along with $10,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. Investor has the right at any time after the Effective Date (as defined in the Note) until the outstanding balance has been paid in full, at its election, to convert all or any portion of the Note into fully paid and non-assessable ADSs of the Company, provided that any conversions prior to the date that is six (6) months from the Purchase Price Date must be registered pursuant an effective registration statement. ADSs shall be issued at a conversion price of seventy-five percent (75%) multiplied by the lowest daily VWAP during the ten (10) trading days immediately preceding the applicable measurement date less $0.03 (or other actual amount) to cover ADS issuance fees paid by the Investor. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of ADSs sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the ADSs during any such week, provided that the restriction will end 30 days after satisfaction in full of the Note.

Under the Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its NYSE American listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note).

In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

The Company has agreed to prepare and file with the Securities and Exchange Commission a registration statement on Form F-3 (the “Resale Registration Statement”) within thirty (30) days from the Closing Date to register up to 150% of the initial number of conversion shares that would be issuable upon a full conversion of the Note as of the date of the filing of the Resale Registration Statement and shall use reasonable best efforts to cause the Resale Registration Statement to be declared effective as promptly as possible after the filing thereof.

On August 7, 2023, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

The issuances of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which are attached hereto as Exhibits 99.1 and 99.2.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264179).

Exhibits

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement
99.2	Form of Convertible Promissory Note

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: August 8, 2023	By:	/s/ Yuan Gao
	Name:	Yuan Gao
	Title:	Chief Executive Officer

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